Exhibit 10.25

March 8, 2017

Gary Nafus
P.O. Box 855
Ross, CA 94957

Dear Gary,

It is with great pleasure that I invite you to join Commerce Technologies, LLC dba CommerceHub (“CornmerceHub”).

Start Date: April 3, 2017

Title: Chief Revenue Officer

Reporting to: Frank Poore — Founder & CEO

Office Location: Remote

Base Salary: Subject to the approval of the Compensation Committee (the “Compensation Committee”) of CommerceHub’s Board of Directors, your annual base salary will be $350,000. The company pay cycle is twice monthly; therefore, you will be paid $14,583.33 semi-monthly.

Bonus: You are eligible for an annual bonus subject to you satisfying annual performance goals decided by the Compensation Committee. Subject to the approval of the Compensation Committee, your annual bonus target for 100% achievement of your performance goals for each year will be equivalent to 75% of your base salary (i.e., 262,500 as applied to 2017), however each year’s bonus is also contingent on the Compensation Committee’s approval of a bonus pool with respect to such year based on CommerceHub’s performance and, ultimately, your annual bonus will be subject to the Compensation Committee’s approval in all respects.

Your 2017 bonus will not be prorated despite your date of hire. Additionally, a portion of your target annual bonus for 2017 in an amount equal to $121,875, will be provided to you within 30 days of your start date as an advance on your annual bonus. You shall be obligated to repay such advanced amount to CommerceHub (and, in the event you fail to timely satisfy such obligation, together with any fees and expenses, including attorneys’ fees, incurred by CommerceHub to enforce such obligation), within 30 days of a termination of your employment if you fail to remain continuously employed by CommerceHub through the first anniversary of your start date. In such event, to the fullest extent allowable by law, in addition to any other remedies CommerceHub may have, CommerceHub may apply all or any portion of amounts that may be (or that may become) payable to you in connection with your employment or otherwise to satisfy all or part of the then-outstanding balance of such amount due (including, without limitation: wages, commissions, bonuses, damage awards, severance and other amounts that CommerceHub or any of its affiliates owes to you).

Equity Grant: You will be eligible to participate in the CommerceHub, Inc. 2016 Omnibus Incentive Plan (as amended from time to time, the “Plan”). Subject to the approval of the Compensation Committee, and pursuant to the Plan terms, you will be granted equity incentive awards with an aggregate value of $1,300,000 determined as of the grant date, of which: (a) $325,000 (based on the Black-Scholes value of such awards as determined by the company’s Chief Financial Officer) shall be in the form of non-qualified stock options to purchase shares of CommerceHub’s Class C common stock (“CHUBK”) with an exercise price at the fair market value as of the grant date, and (b) $975,000 (based on the fair market value of the underlying CHUBK shares on the grant date as determined by the company’s Chief Financial Officer) shall be in the form of restricted stock units (“RSUs”) that, when vested and subject to the Plan and applicable equity award terms, will entitle you to receive CHUBK shares corresponding to the number of RSUs so vested. If approved, it is expected that each of these awards would be subject to time-vesting provisions that will cause 25% of the awards to vest annually on each of the first four anniversaries of your start date. It is also expected that these awards will be governed by CommerceHub’s standard forms of RSU and non-qualified stock option agreements substantially in the forms filed with the SEC as

ZEN Building 201 Fuller Road 6th Floor, Albany, NY 12203	t: 518.810.0700 | w: www.commercehub.com

exhibits to CommerceHub’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, including the terms and conditions therein pertaining to acceleration of vesting upon a change of control of the company.

Time Off: Subject to CommerceHub’s PTO policies then in effect, you will be provided 20 days of paid time off (PTO) annually, which currently accrues semi-monthly with each pay period. The company also provides 6 paid holidays, plus two floating holidays annually. Additionally, if hired prior to September 30th, you will be provided a volunteer day (8 hours, to be used in a full day increment).

Benefits: CommerceHub offers flexible and comprehensive benefits, effective on your start date, which will be reviewed upon your first day of employment.

401K Plan: CommerceHub has established a 401k plan and currently provides matching contributions equal to $1.00 for each $1.00 you contribute to the plan each payroll period up to the first 6% of your eligible compensation for such payment period. You will receive additional information about the program following your start date.

Severance: If CommerceHub terminates your employment other than for Cause (as defined below), or if you resign your employment for Good Reason (as defined below), CommerceHub will pay you: (i) on the 60th day following the date of such termination (unless that day is not a business day, in which case such payments will be made on the immediately succeeding business day), a lump-sum severance amount equal to 100% of the net present value of your then-current annual base salary in effect as of the date of termination (discounted using the applicable Federal Rate for short-term obligations for the month in which the termination occurs), and (ii) if you timely elect continued coverage under CommerceHub’s medical plan or plans pursuant to COBRA, the applicable premium required for COBRA continuation coverage for you (and your spouse and eligible dependents, as applicable, if they were covered under the applicable insurance immediately prior to the termination of your employment) until the earlier of the date you receive equivalent coverage from a successor employer, or the first anniversary of the date of such termination; provided that the severance payments described in clauses (i) and (ii) of this paragraph shall be subject to the condition precedent that you shall have executed and delivered to CommerceHub a general release of claims in form and substance satisfactory to CommerceHub (which release shall be provided by CommerceHub to you within three business days of the date of such termination of employment), and any legally required revocation period applicable to such release shall have expired without you revoking such release, both within 60 days following the date of such termination. If such release is timely delivered and becomes irrevocable, an amount equal to 1/12 of the lump sum severance amount specified in clause (i) of this paragraph shall constitute consideration for your delivery of the release pursuant to this paragraph (the “Release Consideration”). You acknowledge and agree that the amounts, if any, which may be payable under this paragraph are in lieu of and not in addition to any severance payments which may be generally available to employees of CommerceHub and you hereby waive any right you may have in or to any severance payments not contained in this paragraph.

As used in this letter, “Cause” means: (a) your uncured continuing failure to substantially perform your duties with CommerceHub after at least fourteen (14) days of prior notice is provided, (b) commission of a felony or any act of fraud or act or omission involving dishonesty or material disloyalty with respect to CommerceHub or any of its customers or suppliers or other material business relations, (c) conduct tending to bring CommerceHub into substantial public disgrace or disrepute, (d) your gross negligence or willful misconduct, or (e) your material breach of any agreement between you and CommerceHub or any business conduct policies or code of conduct of CommerceHub. As used in this letter, “Good Reason” means: a material reduction in your then-current base salary or target bonus opportunity (other than as part of an across the board reduction applicable to all eligible employees of CommerceHub of such employee benefit). Notwithstanding the foregoing, (x) Good Reason will not be deemed to exist unless you give CommerceHub notice within ninety (90) days after the occurrence of the event which you believe constitutes the basis for Good Reason, specifying the particular act or failure to act which you believe constitutes the basis for Good Reason, and give CommerceHub a reasonable opportunity of at least thirty (30) days after receipt of such notice to cure such act or failure, if curable, and (y) Good Reason will not be deemed to exist if Cause to terminate your employment exists at the time of termination of your employment.

Standard Terms: This letter is subject in all respects to the terms and conditions contained in the Standard Terms Addendum attached as Exhibit A hereto, which Addendum is incorporated herein by this reference.

Conditions of Employment: This letter is not intended as a guarantee of employment or benefits for any period, but rather is an understanding as to the compensation and other benefits you will initially receive from CommerceHub.

This offer of employment is contingent upon you signing the letter indicating your acceptance of the above terms as well as the successful completion of reference checks and a background investigation. You will be required to review and sign CommerceHub’s standard Nondisclosure, Trade Secret Protection and Developments Agreement, a copy of which has been delivered to you with this offer letter (the “Employee Agreement”), which will be provided to you on or prior to your first day of employment. The terms and conditions of this Employee Agreement will apply, regardless of any change in the nature of your duties, compensation or employment with any entity related to CommerceHub.

Lastly, your employment with CommerceHub will be considered at all times to be on an “at-will” basis. This means either you or CommerceHub may terminate your employment at any time, with or without notice, and for any or no reason. CommerceHub may modify its policies and practices, including the compensation and benefits it provides from time to time as it deems necessary. However, the at-will nature of your employment may be modified only by a written agreement signed by both you and CommerceHub. It is also essential that you identify immediately in writing any circumstances or agreements with prior employers — including, for example, non-compete agreements which might interfere or limit your ability to work at CommerceHub and to perform fully your duties and responsibilities.

Your employment is contingent upon your compliance with the US immigration law. The law requires you to complete the US Government Employment Eligibility Verification Form (1-9), and to provide on your first day of employment documents that verify your identity and employment eligibility.

I believe this position is tailored for your skill set and we are excited for you to join our team! Should you have any questions, please do not hesitate to contact me directly.

Sincerely,

/s/ Frank Poore
Franke Poore — Founder & CEO
Commerce Technologies, LLC, dba Commercehub

I acknowledge and accept this offer of employment with Commerce Technologies, Inc.

/s/ Gary Nafus	03-08-2017
Gary Nafus	Date

Exhibit A

Standard Terms Addendum (“Addendum”)

In consideration of the mutual covenants contained in the Amendment to Offer Letter dated July March 2, 2017, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, you and CommerceHub, intending to be legally bound, agree that the offer letter to which this Addendum is attached, and all attachments thereto (collectively, the “Offer Letter”), shall be in all respects subject to the terms contained in this Addendum, and that this Addendum shall be incorporated as part of the Offer Letter. All capitalized terms used in this Addendum that are not otherwise defined shall have the meaning given to them under the Offer Letter.

1.                                      Continued Compliance. You acknowledge that you will be subject to obligations under the Employee Agreement and the terms of this Offer Letter and the equity to be granted to you in connection therewith constitute consideration for your continuing obligations under that agreement. You further agree that in the event of your material breach of any of the restrictions contained in the Employee Agreement, that if capable of being cured, is not cured by you within 30 days following notice of such breach from CommerceHub, you will repay to CommerceHub any and all severance amounts received by you pursuant to the Offer Letter (whether such payments were received prior or subsequent to such breach, but excluding an amount equal to the Release Consideration), and you will not be entitled to any further severance payments or other severance benefits under the Offer Letter. You further agree that: (i) the existence of any unrelated claims which you may have against CommerceHub, whether under the Offer Letter or otherwise, will not be a defense to the enforcement by CommerceHub of any of its rights under the Employee Agreement; (ii) your covenants contained in Sections 1(a)-(c) of the Employee Agreement are in addition to, and not in lieu of, any obligations which you may have with respect to the subject matter of such Sections, whether by contract, as a matter of law or otherwise, and (iii) such covenants and their enforceability will survive any termination with respect to you by either party and any investigation made with respect to the breach thereof by CommerceHub.

2.                                      Arbitration. Any controversy, claim or dispute arising out of or in any way relating to the Offer Letter (including whether such controversy, claim or dispute is subject to arbitration), excepting only claims that may not, by statute, be arbitrated, will be submitted to binding arbitration. Both you and CommerceHub acknowledge that you are relinquishing their right to a jury trial. You and CommerceHub agree that arbitration will be the exclusive method for resolving disputes arising out of or related to the Offer Letter or your employment with CommerceHub.

The arbitration will be administered by JAMS in accordance with the Employment Arbitration Rules & Procedures of JAMS then in effect and subject to JAMS Policy on Employment Arbitration Minimum Standards, except as otherwise provided in the Offer Letter. Arbitration will be commenced and heard in the Albany, New York metropolitan area. Only one arbitrator will preside over the proceedings, who will be selected by agreement of the parties from a list of five or more qualified arbitrators provided by the arbitration tribunal, or if the parties are unable to agree on an arbitrator within 10 business days following receipt of such list, the arbitration tribunal will select the arbitrator. The arbitrator will apply the substantive law (and the law of remedies, if applicable) of New York or federal law, or both, as applicable to the claim(s) asserted. In any arbitration, the burden of proof will be allocated as provided by applicable law. The arbitrator will have the authority to award any and all legal and equitable relief authorized by the law applicable to the claim(s) being asserted in the arbitration, as if the claim(s) were brought in a federal court of law. Either party may bring an action in court to compel arbitration under the Offer Letter and to enforce an arbitration award. Discovery, such as depositions or document requests, will be available to CommerceHub and you as though the dispute were pending in U.S. federal court. The arbitrator will have the ability to rule on pre-hearing motions as though the matter were in a U.S. federal court, including the ability to rule on a motion for summary judgment.

If permitted by applicable law, the fees of the arbitrator and any other fees for the administration of the arbitration that would not normally be incurred if the action were brought in a court of law (ext., filing fees or room rental fees) will be shared equally by the parties. If the foregoing is not permitted by applicable law, the fees of the arbitrator and any other fees for the administration of the arbitration that would not normally be incurred if the action were brought in a court of law will be paid by CommerceHub, provided that you will be required to pay the amount of filing fees equal to that which you would be required to pay to file an action in a New York state court. Each party will pay its own attorneys’ fees and other costs incurred in connection with the arbitration, unless the relief authorized by law allows otherwise and the arbitrator determines that such fees and costs will be paid in a different manner. The arbitrator must provide a written decision that is subject to limited judicial review consistent with applicable law.

3.                                 Compliance with Section 409A.

(a)                                 CommerceHub and you intend that, to the maximum extent possible, any amounts paid pursuant to the Offer Letter shall qualify as a short-term deferral pursuant to the Internal Revenue Code of 1986, as amended (the “Code”) Section 409A or as separation pay exempt from Code Section 409A. Without limiting the foregoing, to the extent that the provisions of Code Section 409A or any Treasury regulations promulgated thereunder are applicable to any amounts payable hereunder, CommerceHub and you intend that the Offer Letter will meet the requirements of such Code section and regulations and that the provisions hereof will be interpreted in a manner that is consistent with such intent. You will cooperate with CommerceHub in taking such actions as CommerceHub may reasonably request to assure that the Offer Letter will meet the requirements of Code Section 409A and any regulations promulgated thereunder.

(b)                                 Unless otherwise permitted under Code Section 409A, all in-kind benefits, expenses or other reimbursements paid pursuant to the Offer Letter that are taxable income to you (i) will be paid no later than the end of the calendar year next following the calendar year in which you incurs such expense; (ii) will not be subject to liquidation or exchange for another benefit; and (iii) the amount of expenses eligible for reimbursements or in-kind benefits provided during any taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year.

(c)                                  For purposes of Code Section 409A, your right to receive any installment payments under the Offer Letter (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.

(d)                                 With respect to any amount that becomes payable to you under the Offer Letter upon your “separation from service,” as defined below, for any reason, notwithstanding any other provision of the Offer Letter to the contrary, if CommerceHub determines in good faith that you are a “specified employee” under Code Section 409A then, to the extent required under Code Section 409A, any amount that otherwise would be payable to you during the six-month period following your separation from service shall be suspended until the lapse of such six-month period (or, if earlier, the date of your death). The amount that otherwise would be payable to you during such period of suspension shall be paid in a single payment on the day following the end of such six-month period (or, if such day is not a business day, on the next succeeding business day) or within 30 days following your death during such six-month period, provided that your death during such six-month period shall not cause the acceleration of any amount that otherwise would be payable on any date during such six-month period following the date of your death. Any amounts not subject to the suspension described in the preceding sentence shall be paid as otherwise provided in the Offer Letter. A “separation from service” means a separation from service with CommerceHub and all other persons or entities with whom CommerceHub would be considered a single employer under Section 414(b) or 414(c) of the Code, applying the 80% threshold used in such Code sections and the Treasury Regulations thereunder, all within the meaning of Code Section 409A.

(e)                                  To the extent required to avoid the imposition of additional taxes and penalties under Code Section 409A, amounts payable under the Offer Letter on termination of employment will not be paid until you experience a separation from service within the meaning of Code Section 409A as specified above.

(f)                                   In no event will CommerceHub be liable for any additional tax, interest or penalties that may be imposed on you under Code Section 409A or for any damages for failing to comply with Code Section 409A.

(g)                                  Notwithstanding any provision of the Offer Letter to the contrary, in no event shall the timing of your or your legal representative’s execution of any release, directly or indirectly, result in you designating the calendar year of payment, and if a payment pursuant to the Offer Letter that is subject to execution of a release could be made in more than one taxable year, based on timing of the execution of the release, payment shall be made in the later taxable year.

4.                                 General Provisions.

(a)                                 Severability. Whenever possible, each provision of the Offer Letter will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of the Offer Letter is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but the Offer Letter will (except as otherwise expressly provided herein) be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(b)                                 Entire Agreement. The Offer Letter, together with the Employment Agreement and any equity award agreements you may enter into, contain the entire agreement between the parties concerning your employment with CommerceHub and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between the parties with respect thereto.

(c)                                  No Strict Construction; Headings. The language used in this Addendum and the Offer Letter will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. The headings of the sections contained in this Addendum and the Offer Letter are for convenience only and will not be deemed to control or affect the meaning or construction of any provision of this Addendum or the Offer Letter.

(d)                                 Applicable Law. Subject to Section 2 of this Addendum, above, the Offer Letter will be governed by and construed in accordance with the laws of the State of New York, applied without reference to principles of conflict of laws.

(e)                                  Amendment and Waiver. The provisions of the Offer Letter may be amended only by a writing signed by CommerceHub and you. No waiver by a party of a breach or default hereunder will be valid unless in a writing signed by the waiving party, and no such waiver will be deemed a waiver of any subsequent breach or default. No delay or omission on the part of either party to exercise or avail itself of any right or remedy that it has or may have hereunder operates as a waiver of any right or remedy.

(f)                                   Withholding. All payments to you under the Offer Letter will be subject to withholding on account of federal, state and local taxes as required by law.

(g)                                  Survival. Obligations of you and CommerceHub existing as of the date of termination that have not been fully performed or that by their nature would be intended to survive a termination or expiration will survive and continue in effect in accordance with their terms, including the provisions of the Employee Agreement.

(h)                                 Successors and Assigns. The Offer Letter will bind and inure to the benefit of and be enforceable by you, CommerceHub, both parties’ respective permitted successors and assigns, and your estate, heirs and legal representatives (as applicable). CommerceHub may assign the Offer Letter to any successor to all or substantially all of its business, whereupon any references in the Offer Letter to “CommerceHub” will become references to such assignee or successor, as applicable. For the avoidance of doubt, no such assignment shall be treated as a termination of your employment with the assignor for purposes of the Offer Letter and the assignor will be relieved of its obligations under the Offer Letter. Except as set forth in this paragraph, the rights granted and obligations undertaken in the Offer Letter are personal to the parties, and neither party may transfer, assign or sublicense such rights or obligations to any third-party. Any attempted transfer, assignment or sublicense of such rights or obligations by either party in violation of this paragraph will be null and void.

(i)                                     Counterparts. This Amendment may be executed and delivered in separate counterparts (including by facsimile, “PDF” scanned image or other electronic means), each of which is deemed to be an original and all of which taken together constitute one and the same agreement. This Amendment will become effective only when counterparts have been executed and delivered by all parties whose names are set forth on the signature page(s) hereof.